2/17

82- SUBMISSIONS FACING SHEET


06015364

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME Avto Metals plc

*CURRENT ADDRESS Montagu Pavilion
8-10 Queensway
Gibralter

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUL 24 2006
THOMSON
FINANCIAL

FILE NO. 82- 34995 FISCAL YEAR 3/31/05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☒
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: hm

DAT : 7/20/06

AVTO METALS

Avto Metals plc

2005 Annual Report


AVTO METALS PLC
www.avtometals.gi

About Avto Metals plc

Avto Metals plc was formed in October 2004 to develop, commercialize, and license the Avto Metals™ technology, a revolutionary new technology, that we have been working on for almost a decade, for changing the fundamental physical properties of materials. The science of Avto Metals is still very young, and most of its potential applications are not yet known, while some will not be discovered for decades. Initial applications are likely to be significantly improved diodes and transistors, the building blocks of modern microelectronics. Products fabricated using the Avto Metals technology are likely to drive the next phase of evolution in electronic devices of all kinds, as well as make possible far-reaching transformations in the products of many other industries.

Contents

Chairman's Letter to Members

6 June 2005

Fellow Members:

We have seen the Avto Metals™ effect for almost 10 years. The Avto Effect™ has apparently been seen by many other research groups and individual scientists throughout the world for many years, although they have not recognized what they were seeing.

It has taken a long time for our lead quantum physics research group to get a handle on the Avto Effect ™.

It has taken us many years of work and now verification in several labs to get to the point where we would formally announce the science and come in from out of the cold.

The Avto Effect is a very good example of the value of our multidisciplinary science and where it can lead.

We have to thank all our shareholders and backers for their patience as Avto Metals is finally seeing the light of day after over 10 years in development. We have more years of research and development ahead of us, but the technological and economic prospects as this science advances are breathtaking.

With best wishes,

Avto Metals plc



Rodney T. Cox
Chairman and Chief Executive Officer

Avto Metals – A World of Possibilities

What are Avto Metals?

Avto Metals are new materials that can be custom-designed to achieve desired electrical or physical properties. They use a new method of changing the distribution of electrons within a material, thus changing the electrical properties of that material. All materials thus can now be made electrically conducting.

Avto Metals are a result of the discovery of a new quantum interference effect, which we have called the Avto Effect. The Avto Effect will enable the transformation of existing materials into new materials with precisely-defined properties for almost any electronic application. These new materials will give scientists, engineers, and product designers an entirely new range of options in creating new technologies and products. In effect, they form entirely new materials with variable electrical properties.

What are potential applications?

The full range of applications will not be known for decades, as scientists and engineers find new ways to use them. Initial applications will be simpler and cheaper diodes and transistors, which are the technical bases for all microelectronic devices—such as computers, cell phones, and multifunction digital tools—and for flat-panel displays. Future applications will include new technologies for efficient electrical power generation (such as Power Chips), and cooling and refrigeration (such as Cool Chips).

Who owns Avto Metals?

Broad-ranging patents cover the design, manufacture, and use of Avto Metals. These patents are licensed to Avto Metals plc, which is a majority-owned subsidiary of Borealis Exploration Limited. The Avto Metals theory was invented, and the technology has been developed, by Dr. Avto Tavkhelidze, a Principal Scientist at Borealis, for whom the technology is named.

Avto Metals plc intends to further broadly license the technology.

How do Avto Metals work?

Broadly, Avto Metals are materials designed so that their electron emission can be regulated and their electrical properties thereby changed as desired. The scientific principle is similar to that used in theatres and concert halls to reduce echo effects.

Echo effects are caused by the reflection of sound waves from the theatre's walls. In modern theatres and concert halls, patterns are built into the walls to reduce echoes. By modifying the shape of the walls, the reflection of the sound waves can be changed and echoes can be reduced or eliminated.

The Avto Effect is the same principle, in this case altering the reflection of electrons from the surface of a material using the wave properties of the electrons. Until now, scientists have not exploited the wave properties of electrons because those properties become useful only when the dimensions of a structure are reduced to nano-scales.

It is well known in quantum mechanics that electrons have wave properties. But this knowledge has had no practical application in microelectronics because until now the dimensions of microelectronic components were too large to exploit electron wave properties. With today's achievements in nanoelectronics it becomes possible to fabricate objects having dimensions small enough to exploit the wave properties of electrons.

Using the wave properties of electrons to alter the characteristics of a material makes it possible to fabricate new classes of devices. For example, smaller, cooler-operating, more-effective and less expensive diodes, transistors, and flat-panel displays can be built. In addition, more-powerful semiconductor lasers and more-sensitive infrared detectors will be possible. And there are many more potential applications.

In all these devices, the work function of the material—the energy required to remove an electron from a solid material—defines its quality and complexity of production. The Avto Effect allows us to regulate precisely the work function of a material without changing its chemical composition. For example, the work function of a material such as silicon can be easily varied. The Avto Effect operates by modifying the geometry of the surface of the material in such a way that the wave properties of electrons become considerable.

Understanding the Science

For those interested, a full scientific explanation of the theory and methodology can be found on the Avto Metals Website at www.avtometals.com. But here is a brief explanation.

Recent development of such technologies as electron beam milling and ion beam lithography enable the fabrication of structures with dimensions as small as a few nanometers. Those small dimensions are comparable to the de Broglie wavelength of a free electron inside the material. Because of this, it has become possible to fabricate some microelectronics devices working on the basis of the wave properties of electrons.

The wave properties of electrons inside a solid are well known and understood. There are some nanoelectronic devices, such as resonant tunneling diodes and super lattices, which utilize the wave properties of electrons. Under certain conditions electrons in the solid can be understood as a planar wave. Assume a solid with the surface geometry, as shown in Fig 1a, in which periodic indents are introduced in the flat surface of the solid. Let us consider an electron coming towards the border of the solid as planar wave 1. Wave 1 will reflect back from the border of the solid because the electron does not have enough energy to leave the solid. Because of the geometry of the surface there will be two reflected waves. One will reflect from the top of the indent (wave 3) and other will reflect from the bottom of the indent (wave 2). If the indent depth is one quarter of the de Broglie wavelength of the electron, waves 2 and 3 will interfere destructively and there will be no reflected wave.

As a result, an electron of a certain energy cannot reflect back from the surface because of its wave nature. On the other hand, the electron cannot leave the solid and enter the vacuum because it does not have enough energy to overcome the potential barrier. For obvious reasons, the electron cannot simply stop near the surface either. From the quantum mechanical point of view, we can say that all possible final quantum states for that particular electron are forbidden. As all the final quantum states are forbidden, then the initial quantum state is also forbidden.


Solid
Vacuum
1
2
3
a
b

Figure 1: Wave interference diagram.

As a result, the density of the quantum states inside the solid will be reduced. A 3D drawing of the solid is shown in Fig. 1b. Inside the solid there are standing de Broglie waves. Each standing wave corresponds to the quantum state which could be occupied by the free electron. The number of standing waves inside such a 3D structure is lower than in the case in which there were no indents and all the walls of the solid were plain. The end result of the ability to regulate electron wave properties is that the work function of a material can be reduced as desired and thus the electrical characteristics of the material can be changed at will.

Organisation and Operations

Avto Metals plc is a member of the Borealis Family of Companies and is a publicly-traded indirect majority-owned subsidiary of Borealis Exploration Limited. Borealis Technical Limited, our direct parent company, owns 5,202,500 of our 5,296,765 outstanding shares, or 98% of our shares. Like our parent and most family companies, Avto Metals plc is incorporated in Gibraltar.

While our headquarters and legal domicile are in Gibraltar, Avto Metals operates as a virtual company, and the Internet plays a dominant role in our day-to-day work. It is the means by which we manage our businesses, discuss new ideas, and promote ourselves to the outside world. Modern communications technology has allowed us to circumvent the traditional problems associated with working on four continents and twenty time zones. Because of this, we have access to facilities and personnel about which a company of our size would normally only be able to dream.

Avto Metals has consultants around the world, all of whom work over e-mail. Management and technical discussions take place over the Internet. We have a continual Board of Directors meeting 24 x 365, with an annual traffic of over 1,000 messages to each board member. Avto Metals has intense direct participatory management, and many consultants to the Company sit in on the board meetings and provide input even though they are not voting members.

Our Website, www.avtometals.gi, makes information about our technology available, and informs shareholders, other companies, and the general public about the Company. As patent offices issue more patents, a more complete picture of our extensive research efforts will become publicly available on the Website. Additionally, our parent company, Borealis, sends out a weekly update (as well as daily share trades with Borealis' prices) to shareholders and to all the major news organizations and other interested parties, detailing our ongoing work and progress (please e-mail pr@avtometals.gi if you would like to receive these updates). Through this wide distribution, we are able to keep people better informed than through traditional channels. Your management uses this technology to maintain a close relationship with our shareholders.

This virtual company structure is great to work with and allows us to have many people directly involved in the decision-making processes at Power Chips. This approach may not be conventional, but the results to date have validated the business structure.

Patents and Intellectual Property

All patents relating to the Avto Metals technology are held by our parent, Borealis Technical Limited, which has granted Avto Metals plc an exclusive, perpetual, worldwide licence to them. Borealis Technical Limited so far has been granted five U.S. and international patents for its scientific and technological advances in the Avto Metals technology.

We expect the courts over time to give much of our patent work "pioneer" patent status, reflecting the fact that they are the first patents to be issued in an entirely new field of technology, or represent a technical revolution in a previously-defined field. Pioneer patents are those to which most subsequent patents in a field make reference, or on which later patents build by adding new improvements to the field. Because pioneer patents represent the result of groundbreaking scientific discoveries or development, the courts have found that they merit a wide breadth of protection in construing their claims and specifications.

In fiscal 2005, Borealis Technical was granted two new U.S. patents for improvements related to our Avto Metals technology. It also filed applications for three additional patents, and now has a considerable number of applied-for, in-process, and pending patent applications.

Because our scientific discoveries and technical advances are the core of our business, we are very careful about protecting these assets. Patenting and otherwise protecting our technologies is an important activity at Power Chips and consumes a considerable portion of our resources. We have developed an extensive library of intellectual property and we intend to protect it vigorously.

Management's Discussion and Analysis of 2005 Results

Your company is funded 100% and all expenses are paid by Borealis Technical Limited, our parent company.

We were charged $16,200 for management fees in 2005.

All funding done by Avto Metals results in the funds being loaned to our parent company, with the entire amount due back from our parent as an account receivable less the management fee.

We ended the period with $507,120 in funds due from our parent and in net assets.

We can expect very serious business to come from the enormous numbers of applications of this technology through the scientific world, though Cool Chips plc and Power Chips plc have worldwide rights to our technology without payment for their respective fields of use.

As soon as Avto Metals is cash flow positive and profitable in its own right it should become a stand-alone company handling its own affairs.

The future looks very bright for Avto Metals and the many subsidiary companies we expect it to spawn each handling large potentially multibillion-dollar businesses based upon our science.

Investor Information

Extensive information for investors can be found on our Website at www.avtometals.gi. Our annual and quarterly reports will be posted there, as well as full information about the Company and our technologies. The site also has links to quotation systems that report our current stock prices.

If you have a question about Avto Metals, please write to us at pr@avtometals.gi.

Forward Looking Statement

The discussion of the Company's business and operations in this report includes in several instances forward-looking statements, which are based upon management's good faith assumptions relating to the financial, market, operating and other relevant environments that will exist and affect the Company's business and operations in the future. All technical, scientific, and commercial statements regarding technologies and their impacts are based on the educated judgment of the Company's technical and scientific staff. No assurance can be made that the assumptions upon which management based its forward-looking statements will prove to be correct, or that the Company's business and operations will not be affected in any substantial manner by other factors not currently foreseeable by management or beyond the Company's control.

All forward-looking statements involve risks and uncertainty. The Company undertakes no obligation to publicly release the result of any revisions to these forward-looking statements that might be made to reflect the events or circumstances after the date hereof, or to reflect the occurrence of unanticipated events; including those described in this report, and such statements shall be deemed in the future to be modified in their entirety by the Company's public pronouncements, including those contained in all future reports and other documents filed by the Company with the relevant Securities Commissions.

Directors' Report

The directors submit their report and the audited financial statements for the period ended 31 March 2005.

Corporate Profile

The Company was incorporated on 6 October 2004 in Gibraltar. Since 5 April 2005, the Company's shares have been listed for public trading in the United States over-the-counter (OTC) market and quoted as AMTPF on the Pink Sheets at www.pinksheets.com.

Activities

The principal activity of the Company is that of researching and developing the Avto Metals™ technology.

Results and Review of Business

The results for the period are shown in the Profit and Loss Account on page 10.

Borealis Technical Limited ("Technical"), the parent company, has conducted basic industrial research on its Avto Metals technology since 1997, for which it has patents issued and pending. All of the research expenditures to date have been undertaken by Technical and funded by Borealis Exploration Limited, the ultimate parent of the Company.

An Intellectual Property Agreement was signed effective 6 October 2004, whereby Technical has granted the Company the exclusive worldwide rights for sublicensing the Avto Metals technology. In consideration for the rights granted to the Company, the Company shall pay Technical an 8% royalty based on net sales of licensed products and services sold by the Company and 50% of all sublicence income. To date the Avto Metals technology is still under development such that the Company has not made any related sublicence sales.

The Company has been in the development stage since its inception. The Company intends to retain its sublicence rights granted by Technical. These financial statements have been prepared in accordance with generally accepted accounting principles with the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business rather than through a process of forced liquidation. From inception to 31 March 2005, the Company has lent money raised on its behalf to Technical and Borealis Exploration Limited, who are also in a development stage. The present circumstances therefore raise certain doubts about the ability of the Company to continue as a going concern. Management of the Company has indicated they have no intention to demand repayment of the amounts owing from Technical until the Avto Metals technology is being sold in the marketplace. The Company and Technical are working together to negotiate sales or further sublicensing of its technology to various parties, which is expected to generate profitable operations in the future. To the extent additional funds are required, the Company will attempt to raise these funds through future sales of its own shares. However, there can be no assurance that the Company will be successful in its actions. The financial statements do not contain any adjustments that might be necessary if the Company is unable to continue as a going concern.

Dividends

There were no dividends declared during the period.

Directors and their Interests

The directors who served during the period were as stated below.

The interest of the directors in the shares of the Company in the period were as follows.

	Shares held at 31 March 2005	Options held at 31 March 2005
Rodney T. Cox	1	30,000
Isaiah W. Cox	1	20,000
Stuart Harbron	0	5,000
Wayne S. Marshall	2,401	0
Peter Vanderwicken	3,886	7,500

Share Options

The Company created 750,000 share options on 31 December 2004, and granted 700,000 to option holders, reserving 50,000 options which can be granted by the directors prior to the options expiration on 31 December 2009. The exercise price of those options is $ 10.00 per share. The options are for a five-year term, and are subject to terms and conditions on the part of the option holder. For the period ended 31 March 2005, all 750,000 options were still outstanding.

Directors' Responsibilities

The directors are responsible for preparing financial statements for each financial year which give a true and fair view of the state of affairs of the Company at the end of the financial year and of the profit or loss for that year and which comply with the Gibraltar Companies Ordinance 1930 and the Gibraltar Companies (Accounts) Ordinance 1999. In preparing the financial statements, appropriate accounting policies have been used and applied consistently, reasonable and prudent judgements and estimates have been made, and applicable accounting standards have been followed. The directors are responsible for maintaining adequate accounting records, for safeguarding the assets of the Company, and for preventing and detecting fraud and other irregularities.

Auditor

A resolution to reappoint Moore Stephens will be proposed at the Annual General Meeting.

By order of the Board on 3 June 2005.



Isaiah W. Cox
Director



Rodney T. Cox
Director

Report of the Auditors

To the members of Avto Metals Public Limited Company

We have audited the financial statements on pages 10 to 13, which have been prepared under the historical cost convention and the accounting policies set out on page 12.

This report is made solely to the Company's members as a body, in accordance with the Companies Ordinance 1930. Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditor's report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditors

As described in the report of the Directors, the Company's Directors and management are responsible for the preparation of financial statements. It is our responsibility to form an independent opinion, based on our audit, on those statements and to report our opinion to you.

Basis of opinion

We conducted our audit in accordance with Auditing Standards issued by the Auditing Practices Board in the United Kingdom. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements and of whether the accounting policies are appropriate to the Company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

In forming our opinion, we have considered the disclosures made in Note 1 of the financial statements in connection with the application of the going concern basis and the uncertainty with regards to securing continued financial support. In view of the significance of these matters we consider they should be drawn to your attention but our opinion is not qualified in these respects.

Opinion

In our opinion the financial statements give a true and fair view of the state of affairs of the Company as at 31 March 2005, and of the loss for the period then ended in accordance with Gibraltar Accounting Standards and have been properly prepared in accordance with Gibraltar Companies Ordinance 1930 and the Gibraltar Companies (Accounts) Ordinance 1999.



Gibraltar
3 June 2005

Moore Stephens
CHARTERED ACCOUNTANTS

Financial Statements and Notes

Profit and Loss Account

for the period ended 31 March 2005

	Notes	2005 $
Expenditure		
Administrative fees	5	16,200
Retained loss for the period		(16,200)
Retained losses brought forward		–
Retained losses carried forward		$ (16,200)

The Company has had no discontinued activities during the period, accordingly, the above result for the Company relates solely to continuing activities.

No statement of recognised gains and losses has been produced as the only recognised gains and losses occurring in the period are those disclosed in the Profit and Loss Account.

The notes on pages 12 to 13 form part of these Financial Statements.

Balance Sheet
as at 31 March 2005

	Notes	2005 $
Current Assets		
Debtors	2	507,120
Total Net Assets		$ 507,120
Capital and Reserves		
Called up Share Capital	3,4	52,968
Share Premium Account	3,4	470,352
Profit and Loss account	4	(16,200)
Total Shareholders' Funds		$ 507,120

Signed on behalf of the Board of Directors on 3 June 2005



Isaiah W. Cox
Director



Rodney T. Cox
Director

The notes on pages 12 to 13 form part of these Financial Statements.

Notes to the Financial Statements
for the period ended 31 March 2005

1. PRINCIPAL ACCOUNTING POLICIES

The financial statements have been prepared in accordance with Gibraltar Accounting Standards and the Gibraltar Companies Ordinance 1930 and the Gibraltar (Companies Accounts) Ordinance 1999 (together, 'Gibraltar GAAP').

a. Basis of accounting
The financial statements are prepared in accordance with the historical cost convention.

b. Reporting currency
The Company's financial statements are presented in US dollars, which is the functional currency for operations.

c. Foreign currency translation
Transactions in foreign currency are recorded at the rate at the date of the transaction. Any monetary assets or liabilities denominated in foreign currencies are retranslated at the rate of exchange ruling at the balance sheet date.

d. Going Concern
These financial statements have been prepared under the going concern concept, which assumes that the Company will continue in operational existence for the foreseeable future having adequate funds to meet their obligations as they fall due. Further information is set out in the Directors' Report on pages 7 to 8.

e. Cash Flow Statements
The Company meets the size criteria for a small company set by the Companies Act 1985, and therefore, in accordance with FRS1: Cash Flow Statements, it has not prepared a cash flow statement.

2. DEBTORS

	2005 $
Loan to parent company	$ 507,120

Amounts due from the Company's parent company are non-interest bearing, unsecured, and with no fixed terms of repayment.

3. CALLED UP SHARE CAPITAL

	2005 $
Authorised share capital 10,000,000 ordinary shares @ $0.01 each	$ 100,000

	Number of Shares	Share Capital $	Share Premium Account $
At 31March 2004	–	–	–
Shares issued during the period	5,296,765	52,968	470,352
At 31 March 2005	5,296,765	$ 52,968	$ 470,352

The shares issued were partly to raise additional finance (cash received in Technical) and partly to settle amounts owing to creditors by Technical.

4. RECONCILIATION OF MOVEMENTS IN SHAREHOLDERS FUNDS

	Share Capital $	Share Premium Account $	Profit & Loss Account $	Total $
At 31 March 2004	–	–	–	–
Shares issued during the period	52,968	470,352	–	523,320
Loss for the period	–	–	(16,200)	(16,200)
At 31 March 2005	$ 52,968	$ 470,352	$ (16,200)	$ 507,120

5. RELATED PARTY TRANSACTIONS

In addition to related party transactions disclosed elsewhere in these financial statements, during the period ended 31 March 2005, the Company was charged $ 16,200 in fees for administrative services provided by the ultimate Parent Company.

6. ULTIMATE PARENT COMPANY

The ultimate Parent Company is Borealis Exploration Limited, a company incorporated in Gibraltar whose registered office is at Montagu Pavilion, 8-10 Queensway, Gibraltar.

Avto Metals plc Officers and Directors

PRINCIPAL SCIENTIST

Avto Tavkhelidze, Ph.D.

OFFICERS

Rodney T. Cox, Chairman and Chief Executive Officer
and Acting Chief Financial Officer
Isaiah W. Cox, President and Chief Operating Officer
Stuart Harbron, Chief Patent Officer
James S. Magdych, Chief Information Officer

Fidecs Management Limited, Secretary

BOARD OF DIRECTORS

Isaiah W. Cox, A.B.	(Appointed 6 October 2004))
Rodney T. Cox, Ph.D.	(Appointed 6 October 2004)
Stuart Harbron, Ph.D.	(Appointed 6 October 2004)
Wayne S. Marshall, Ph.D.	(Appointed 6 October 2004)
Peter Vanderwicken, A.B.	(Appointed 6 October 2004)

Corporate Information

Corporate Headquarters

Montagu Pavilion
8-10 Queensway
Gibraltar
Tel: +350.59995 or +350.586.99000
Fax: + 44-(0)20-7504-3593

Corporate Counsel

Antonio Garrigues Walker
Garrigues, Abogados y Asesores Tributarios
Madrid, Spain

Public Relations

Chris Bourne, Head
pr@avtometals.gi
Tel: (London) +44-(0)208-571-5216

Auditors

Moore Stephens
Suite 5 Watergardens 4
Waterport
Gibraltar

Stock Trading Information

Quoted in the United States over-the-counter market on the Pink Sheets, at www.pinksheets.com
Symbol: **AMTPF**
CUSIP # X0269H 10 2

Registrar and Transfer Agent

OTR, Inc.
Securities Transfer Agent & Registrar
1000 SW Broadway, Suite 920
Portland, Oregon 97205-3061, USA
Tel: +1.503.225.0375
Fax: +1.503.273.9168

Incorporated

Gibraltar Company Number 92964
6 October 2004